# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tucows Inc., CIK 0000909494
CUSIP: 898697206
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 96 Mowat Avenue, Toronto, Ontario Canada (A6), M6K 3M1
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001569606-18-000005
Filed by CIK 0001569606

## Reporting persons
- Investmentaktiengesellschaft fur langfristige Investoren TGV: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ewald Stephan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Tucows Inc.
Address of issuer's principal executive offices: 96 Mowat Avenue Toronto, Ontario, Canada, M6K 3M1

## Item 2. Person Filing
Name of person filing: This statement (this "Statement") is being filed by: (1) Investmentaktiengesellschaft fur langfristige Investoren TGV (the "Umbrella Company"); and (2) Ewald Stephan (collectively, the "Reporting Persons"). The Umbrella Company is organized in Germany as an umbrella investment company with sub-funds. The Umbrella Company is registered with Bundesanstalt fur Finanzdienstleistungsaufsicht (governmental authority) under the Kapitalanlagegesetzbuch (KAGB) (regulatory scheme). Ewald Stephan has discretionary investment authority over the assets of the Umbrella Company. Norman Rentrop holds 100% of the voting rights of the Umbrella Company. Until December 27, 2024, the following five sub-funds of the Umbrella Company directly owned the Common Stock reported in this Schedule 13G: (i) Teilgesellschaftsvermoegen Langfrist 1 ("Sub-fund 1"); (ii) Teilgesellschaftsvermoegen Truffle ("Sub-fund 2"); (iii) Teilgesellschaftsvermoegen Partners Fund ("Sub-fund 3"); (iv) Teilgesellschaftsvermoegen Compound Interest ("Sub-fund 4"); and (v) Teilgesellschaftsvermoegen Rubicon Stockpicker Fund ("Sub-fund 5"). On December 27, 2024, the shares of Common Stock held by Sub-fund 2, Sub-fund 3, Sub-fund 4 and Sub-fund 5 were transferred to entities managed by an unaffiliated capital management company. On December 30, 2024, Sub-fund 1 distributed its shares of Common Stock to Mr. Rentrop in connection with the closing of Sub-fund 1 on such date. Mr. Rentrop was previously a Reporting Person hereunder, but is no longer a Reporting Person hereunder, having determined, as of December 30, 2024, to begin filing separately on his own Schedule 13G.
Address of principal business office or, if none, residence:
The principal business office of the Reporting Persons is Rungsdorfer Strasse 2e,
53173 Bonn, Germany.
Citizenship: For citizenship information see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: For the Umbrella Company, an umbrella investment company with sub-funds registered with Bundesanstalt fur Finanzdienstleistungsaufsicht (governmental authority) under the Kapitalanlagegesetzbuch (KAGB) (regulatory scheme).

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, which information is given as of the closing of Sub-fund 1 on December 30, 2024 and remains accurate as of the close of business on the Event Date of December 31, 2024.
Percent of class: See Item 11 on the cover page for each Reporting Person, which information is given as of the closing of Sub-fund 1 on December 30, 2024 and remains accurate as of the close of business on the Event Date of December 31, 2024.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person, which information is given as of the closing of Sub-fund 1 on December 30, 2024 and remains accurate as of the close of business on the Event Date of December 31, 2024.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person, which information is given as of the closing of Sub-fund 1 on December 30, 2024 and remains accurate as of the close of business on the Event Date of December 31, 2024.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person, which information is given as of the closing of Sub-fund 1 on December 30, 2024 and remains accurate as of the close of business on the Event Date of December 31, 2024.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person, which information is given as of the closing of Sub-fund 1 on December 30, 2024 and remains accurate as of the close of business on the Event Date of December 31, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 2.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment companies (being Kapitalanlagegesetzbuch (KAGB)) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit No. 1: Joint Filing Agreement (revised)
Exhibit No. 2: Identity and Item 3 Classification of Subsidiaries (per Item 7 of Schedule 13G) (previously filed)

## Signatures
- Investmentaktiengesellschaft fur langfristige Investoren TGV: /s/ Ewald Stephan, Ewald Stephan/CEO (01/07/2025)
- Ewald Stephan: /s/ Ewald Stephan, Ewald Stephan (01/07/2025)